Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Kyle F. Whiteman D 215 981.4718 kyle.whiteman@troutman.com

March 18, 2022

Via EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Attn: Mr. Kenneth Ellington

Re:	Oak Associates Funds 1940 Act File No. 811-08549 1933 Act File No. 333-42115

Dear Mr. Ellington:

On behalf of Oak Associates Funds (“Trust”), this letter is being provided to the Commission to respond to comments provided orally by the Commission’s Staff (the “Staff”) on February 24, 2022 in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the Trust’s Form N-CSR filing submitted to the Commission via EDGAR on December 29, 2021 including the annual reports to shareholders of the White Oak Select Growth Fund, Pin Oak Equity Fund, Rock Oak Core Growth Fund, River Oak Discovery Fund, Red Oak Technology Select Fund, Black Oak Emerging Technology Fund and Live Oak Health Sciences Fund (each a “Fund” and, collectively, the “Funds”).

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s Reports followed by the Trust’s response to the comment.

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1.	The Staff notes that the River Oak Discovery Fund had a significant percentage of net assets in the information technology sector at the Fund’s fiscal year end; however, the Fund’s most recent prospectus does not contain specific risk disclosure related to this sector. If a fund particularly focuses on a specific sector (for three or more years), please explain why the sector, including the related risks, are not disclosed in the summary prospectus.

Response: The Trust has updated the prospectus of the River Oak Discovery Fund to reflect the Staff’s comment.

2.	The sum of individual fund holdings whose values exceed 5% of total assets appear to exceed 50% of the total assets of the White Oak Select Growth Fund. Is the Fund in compliance with IRS diversification rules regarding qualification as a registered investment company (RIC) for tax purposes? (IRC Section 851(b)(3)(A))

Mr. Kenneth Ellington March 18, 2022 Page 2

Response: The Trust confirms that the White Oak Select Growth Fund is in compliance with IRS diversification rules regarding qualifications as a regulated investment company for tax purposes. The Fund holds less than 50% of its assets in securities that constituted 5% or more of its assets immediately after the acquisition of such security. Specifically, the Fund's investments in particular securities are 5% or more of its assets as of October 31, 2021 solely due to market appreciation in such securities.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4718 or, in my absence, John M. Ford of this office at 215.981.4009.

Best regards,

/s/ Kyle F. Whiteman

Kyle F. Whiteman

cc:	Charles A. Kiraly, President of Oak Associates Funds

John M. Ford, Esq.